SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2007

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.
(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.
(Translation of Registrant’s name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this Form,  the  registrant  is  also  thereby  furnishing  the  information  to  the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

By:	/s/ Javier Astaburuauga
Javier Astaburuauga
Chief Financial Officer
Date: April 30, 2007

Latin America´s Beverage Leader

FEMSA Reports Revenue Growth of 9% in 1Q07;
Challenging Quarter Compresses Operating Margin
Full-Year Plan Remains in Place

Monterrey, Mexico, April 30, 2007— Fomento Económico Mexicano (“FEMSA”) today announced its operational and financial results for the first quarter of 2007.

First Quarter 2007 Highlights:

•	Consolidated total revenues increased 8.7%. All operating units contributed to this top-line growth.

•	Coca-Cola FEMSA total sales volume increased 7.0% and income from operations increased 10.8%. Strongest growth came from all international operations, which combined grew at a double-digit pace.

•	FEMSA Cerveza total revenues increased 3.6%; Mexico sales volume increased 2.6%, Brazil sales volume increased 14.4%, and export sales volume increased 5.8%.

-	A combination of external and internal factors, mainly in Brazil and Mexico resulted in a 57.6% decrease in income from operations.

-	Outlook for 2007 operating income in line with 2006 levels.

•	Oxxo total revenues increased 14.0%, driven by 91 net new stores and a 3.5% increase in same-store sales. There are now over 4,900 Oxxo stores throughout Mexico.

•
FEMSA Cerveza and Heineken USA have reached a new agreement to extend their successful relationship for the long-term. The two most complementary import portfolios in the U.S. beer industry will continue to be marketed together for the next 10 years.

“FEMSA delivered mixed results in a very tough first quarter. Most notable was the weakness at the beer division due to a softer demand environment in Mexico, a seasonal increase in marketing expenses in Brazil, and increased raw material pressure, as expected. Additionally, negative weather trends and a weak pricing environment further complicated matters. While we are not pleased with the first quarter results, we are as confident as ever that we are executing on the right strategy to maximize value creation over the long-term.”

“Despite the challenges of the quarter, FEMSA’s top-line was strong, led by the international operations of Coca-Cola FEMSA, most of whose business units, on average, experienced growth in the double-digits. We are confident in the course we have set and we remain committed to control costs within the context of what is best for the long-term - competing successfully and delivering sustainable growth across all our businesses”, commented José Antonio Fernández, Chairman and CEO of FEMSA.

FEMSA Consolidated

Total revenues increased 8.7% to Ps. 31.576 billion in 1Q07. This increase was primarily driven by total revenue growth of 9.2% at Coca-Cola FEMSA and 14.0% at Oxxo, despite a challenging consumer environment in Mexico. FEMSA Cerveza contributed to a lesser extent with total revenue growth of 3.6%.

Gross profit increased 5.2% to Ps. 13.959 billion in 1Q07, however the gross margin contracted 150 basis points to 44.2% of total revenues. This margin contraction reflects sustained raw material pressure at FEMSA Cerveza and Coca-Cola FEMSA, and the greater contribution of lower margin Oxxo retail operations in FEMSA’s consolidated results.

Income from operations decreased 9.7% to Ps. 3.116 billion in 1Q07, resulting in a 200 basis point decrease in operating margin to 9.9% of total revenues. The decrease in operating margin was primarily attributable to a margin contraction at FEMSA Cerveza and the increased contribution of the Oxxo retail chain, which has a lower margin than our other core operations. Partially offsetting this decrease was a 20 basis point margin improvement at Coca-Cola FEMSA.

Net income decreased 4.4% to Ps. 1.662 billion in 1Q07, driven by a decrease in income from operations. The effective tax rate decreased from 31.5% in 1Q06 to 30.5% in 1Q07.

Net majority income per FEMSA Unit1  was Ps. 0.88 in 1Q07. Net majority income per FEMSA ADS, using an exchange rate of Ps. 11.05 per dollar, which was the exchange rate at period end, was US$ 0.80 in the quarter.

Capital expenditures increased 36.6% to Ps. 1.824 billion in 1Q07, mainly reflecting increased investment in all three business units, in-line with our budget.

Consolidated net debt. As of March 31, 2007, FEMSA recorded a cash balance of Ps. 9.949 billion (US$ 900 million), short-term debt of Ps. 3.070 billion (US$ 277.8 million), and long-term debt of Ps. 39.641 billion (US$ 3.587 billion), for a net debt balance of Ps. 32.762 billion (US$2.965 billion), 28.4% higher than on March 31, 2006. The increase in net debt was mainly related to the acquisition of an additional 8.02% interest in Coca-Cola FEMSA and to a capital increase at our Brazilian beer operations, which represents the final step in the capitalization of the operation.

Soft Drinks - Coca-Cola FEMSA

Coca-Cola FEMSA’s financial results and discussion are incorporated by reference from Coca-Cola FEMSA’s press release attached to this press release.

Beer - FEMSA Cerveza

The results of FEMSA Cerveza provided here now fully consolidate the results of our subsidiary Cervejarias Kaiser (in Brazil), which we acquired in January of 2006. As a result, from this point on, period over period comparisons will fully reflect the Kaiser acquisition.

1 FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of March 31, 2007 was 1,192,742,090, equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

April 30, 2007

Mexico sales volume increased 2.6% to 5.658 million hectoliters in 1Q07. The first quarter volume performance reflects a softer demand environment, and cooler than average temperatures and higher precipitation rates in Northern Mexico during the first half of the quarter as compared to the prior year and historical averages. Despite a difficult start, demand improved as the quarter progressed. Once again, growth was led by our Tecate Light, Sol, and Indio brands.

Brazil sales volume increased 14.4% to 2.337 million hectoliters in 1Q07. This growth was driven by increasing demand for our Kaiser, Bavaria and Sol brands and strong consumption trends in the Brazilian market.

Export sales volume increased 5.8% to 683 thousand hectoliters in 1Q07, primarily due to increased demand for our Tecate and Dos Equis brands in the U.S. and for our Sol brand in the UK. This growth rate was achieved on top of an atypical comparison base where volumes grew over 42% in 1Q06 and depletions continue to run at a double-digit pace in the U.S., our main export market. Together with Heineken USA, we continue to increase distribution and marketing for our brands in the U.S.

Total revenues increased 3.6% to Ps. 8.129 billion in 1Q07, primarily driven by higher sales in Mexico and Brazil, which offset a decrease in third party packaging sales of Ps. 41 million, relating to the refurbishment of one of our three glass furnaces.

Mexico price per hectoliter increased 1.0% in real terms to Ps. 983 in 1Q07 due to (a) the increased volume brought under our direct distribution from the acquisition of two large distributors in the second quarter of 2006, which we will lap in the second quarter of this year, and (b) due to a positive mix effect. Increasing our volume sold through owned direct distribution improves our price, enabling us to keep a greater margin on that volume sold, however the expense structure of this volume is also higher. The price benefit from increased direct distribution offset a real price decline relative to 1Q06 as we realized a price increase in only a portion of our Mexico volume.

Brazil price per hectoliter decreased 4.3% in real terms to Ps. 500 in 1Q07, however relative to 4Q06 it increased 5.0% in sequential terms. Our average price increase of 4.9% in local currency is not reflected in 1Q07 as it was implemented late in the quarter.

Export price per hectoliter increased 0.8% to Ps. 1,013 in 1Q07 (in dollar terms it increased 0.7% to US$91.6) as a result of a selective price increase by brand and presentation in our U.S. portfolio.

Cost of sales increased 12.6% to Ps. 3.813 billion in 1Q07. Increased cost of sales resulted from volume growth and higher prices for raw materials. Specifically, increased prices for aluminum and grains represented 5 points of the 12.6 point increase, growth in our non-returnable mix represented 2 points, and higher prices for glass bottles purchased from third-parties represented 1 point of the increase. All-in, the impact related to the glass furnace refurbishment project was approximately Ps. 80 million during the quarter, reflecting both the reduction in production capacity for third-party sales and the incremental costs for our own requirements. Gross profit decreased 3.2% to Ps. 4.316 billion in 1Q07, resulting in a gross margin of 53.1%.

Income from operations decreased 57.6% to Ps. 476 million in 1Q07. Brazil accounted for one-third of the reduction mainly due to increased marketing expenses, raw material pressure accounted for another third, and the remaining third resulted from limited ability to take pricing and increased selling expenses in Mexico and the U.S. Operating margin contracted by 840 basis points to reach 5.9% of total revenues.

As the year progresses, some of these concepts will revert such as the level of marketing expense in Brazil, and approximately half of the increased raw material costs, which were particularly related to aluminum. Additionally, Mexico pricing should improve sequentially, while the level of selling expenses related mainly to Mexico will remain in-line with what we have seen in previous quarters. We must note that, on average, the first quarter represents less than 20% of annual income from operations. The full year outlook calls for operating income in-line with 2006 levels.

April 30, 2007

Operating expenses increased 15.2% to Ps. 3.840 billion, reaching 47.2% of total revenues in 1Q07, 470 basis points higher than in 1Q06. Specifically, administrative expenses reached Ps. 1.024 million, representing a 5.6% increase over 1Q06 levels, mainly due to the one-time impact of increased direct distribution in Mexico and continued enhancements to our infrastructure.

Selling expenses increased 19.1% to Ps. 2.816 billion. Approximately 8 points of the 19 points increase resulted from stepped-up marketing activities in Brazil, compared with virtually no marketing activity in the same period of 2006. Mexico represented most of the remaining increase, due to a) ongoing market-related initiatives such as incremental services provided to retailers whose margins we adjust and marketing for brand building activities both in Mexico and the U.S., and b) the one-time impact of increased direct distribution expenses related to the acquisition of two large distributors in the second quarter of 2006, as well as strengthened sales structures.

Oxxo Stores - FEMSA Comercio

Total revenues increased 14.0% to Ps. 8.940 billion in 1Q07. The primary reason for the increase was the opening of 91 net new Oxxo stores in the quarter, representing a 25% increase over the prior year and a total of 724 net new Oxxo stores during the last twelve months. There are a total of 4,938 Oxxos nationwide.

Same-store sales increased an average of 3.5%, reflecting a 4.5% increase in store traffic, driven by enhanced service offerings and the rapid pace of store expansion, which offset a 1.0% decrease in the average customer ticket. The reduced average ticket was mainly due to a gradual shift in our sales mix away from phone cards, which have an average ticket higher than our store average. Although this reduction negatively affects same-store-sales, it also results in a shift to higher margin sales. Despite a softer consumer demand environment and a tough weather comparison, consumer demand improved as the quarter progressed.

Cost of sales increased 13.0% to Ps. 6.562 billion in 1Q07, resulting in a 70 basis point improvement in gross margin, reaching 26.6% of total revenues. This improvement resulted from better purchasing terms and coordinated efforts with our suppliers to provide the right promotions and the right products for consumers. Also, we saw good performance from some high margin categories; fast food, such as our Andatti coffee offering, and certain other category improvements are reflected in this margin expansion.

Income from operations increased 35.1% to Ps. 258 million in 1Q07. Operating expenses increased 15.2% to Ps. 2.120 billion. Administrative expenses increased 15.2% to Ps. 189 million, in-line with 1Q06 as a percentage of total revenues. Selling expenses increased 15.2% to Ps. 1.931 billion, also in-line with 1Q06 as a percentage of total revenues. Despite softer consumption versus 1Q06 and continued infrastructure investment, Oxxo’s operating margin expanded 50 basis points to 2.9% of total revenues.

The roll-out of our Retek/replenishment system for Oxxo-owned distribution centers is on track and we are in the process of completing implementation in the first 1,000 stores. The Retek/replenishment system will better enable us to optimize inventory and supply chain management with our Oxxo distribution centers, and enhance merchandise optimization at the store level. Additionally, we plan to open 2 new distribution centers by year-end in the cities of Puebla and Obregon.

April 30, 2007

Recent Developments

On April 26, 2007, FEMSA and Heineken signed ten-year import agreement for U.S.A.
Heineken USA and FEMSA Cerveza signed a new agreement that will extend their existing three-year relationship in the United States for a period of ten years. Heineken will continue to be sole and exclusive importer, marketer and seller of the FEMSA beer brands, Dos Equis, Tecate, Tecate Light, Sol, Bohemia and Carta Blanca, in the U.S.A. The agreement will become effective January 1, 2008 and will run until December 31, 2017. For more information please refer to the separate press release issued on April 26, 2007.

CONFERENCE CALL INFORMATION:
Our First Quarter 2007 Conference Call will be held on: Monday April 30, 2007, 10:00 A.M. EDT (9:00 AM Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 1-800-562-8369, International: 1-913-312-1299. This Conference Call will also be transmitted through live webcast at www.femsa.com/investor.

If you are unable to participate live, an instant replay of the conference call will be available through May 4, 2007. To listen to the replay please dial: Domestic U.S.: 1-888-203-1112; International: 1-719-457-0820, Passcode: 8541533.

Set forth in this press release is certain unaudited financial information for FEMSA for the first quarter of 2007 compared to the first quarter of 2006. We are a holding company whose principal activities are grouped under the following sub-holding companies and carried out by their respective operating subsidiaries: Coca-Cola FEMSA, S.A.B. de C.V., which engages in the production, distribution and marketing of non-alcoholic beverages; FEMSA Cerveza, S.A. de C.V., which engages in the production, distribution and marketing of beer and flavored alcoholic beverages; and FEMSA Comercio, S.A. de C.V., which engages in the operation of convenience stores.

All of the figures in this report were prepared in accordance with Mexican generally accepted accounting principles (Mexican GAAP) and have been restated in constant Mexican pesos (“Pesos” or “Ps.”) with purchasing power as of March 31, 2007. As a result, all percentage changes are expressed in real terms.

The translations of Mexican pesos into US dollars are included solely for the convenience of the reader, using the exchange rate provided by the company in the tables that accompany this release. The exchange rate used for this purpose is 11.0507 Mexican pesos per US dollar, which is as of the end of the reporting period.

FORWARD LOOKING STATEMENTS
This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

Six pages of tables and Coca-Cola FEMSA’s press release to follow

April 30, 2007

FEMSA
Consolidated Income Statement
For the first quarter of:
Expressed in Millions of Pesos as of March 31, 2007

	2007	% of rev.	2006	% of rev.	% Increase
Total revenues	31,576	100.0	29,043	100.0	8.7
Cost of sales	17,617	55.8	15,777	54.3	11.7
Gross profit	13,959	44.2	13,266	45.7	5.2
Administrative expenses	2,087	6.6	2,020	7.0	3.3
Selling expenses	8,756	27.7	7,797	26.8	12.3
Operating expenses	10,843	34.3	9,817	33.8	10.5
Income from operations	3,116	9.9	3,449	11.9	(9.7)
Other expenses	(187)		(109)		71.6
Interest expense	(1,048)		(1,029)		1.8
Interest income	177		173		2.3
Interest expense, net	(871)		(856)		1.8
Foreign exchange (loss) gain	2		(129)		N.S.
Gain on monetary position	360		236		52.5
Unhedged derivative instrument loss	(28)		(51)		(45.1)
Integral result of financing	(537)		(800)		(32.9)
Income before income tax	2,392		2,540		(5.8)
Income tax	(730)		(801)		(8.9)
Net income	1,662		1,739		(4.4)
Net majority income	1,051		1,194		(12.0)
Net minority income	611		545		12.1

EBITDA & CAPEX
Income from operations	3,116	9.9	3,449	11.9	(9.7)
Depreciation	1,034	3.3	1,012	3.5	2.2
Amortization & other	935	2.9	935	3.2	-
EBITDA	5,085	16.1	5,396	18.6	(5.8)
CAPEX	1,824		1,335		36.6

FINANCIAL RATIOS	2007		2006		Var. p.p.
Liquidity(1)	1.08		0.97		0.12
Interest coverage(2)	5.84		6.30		(0.47)
Leverage(3)	0.99		0.96		0.02
Capitalization(4)	37.80%		35.99%		1.80

(1)	Total current assets / total current liabilities.
(2)	Income from operations + depreciation + amortization & other / interest expense, net.
(3)	Total liabilities / total stockholders' equity.
(4)	Total debt / long-term debt + stockholders´ equity. Total debt = short-term bank loans + current maturities long-term debt + long-term bank loans and notes payable.

April 30, 2007

FEMSA
Consolidated Balance Sheet
As of March 31:
(Expressed in Millions of Pesos as of March 31, 2007)

ASSETS	2007	2006	% Increase
Cash and cash equivalents	9,949	8,165	21.8
Accounts receivable	6,320	5,605	12.8
Inventories	8,410	6,971	20.6
Prepaid expenses and other	3,440	2,574	33.6
Total current assets	28,119	23,315	20.6
Property, plant and equipment, net	50,316	49,630	1.4
Intangible assets(1)	57,062	56,934	0.2
Deferred assets	8,767	6,351	38.0
Other assets	6,333	5,980	5.9
TOTAL ASSETS	150,597	142,210	5.9

LIABILITIES & STOCKHOLDERS´ EQUITY
Bank loans	3,070	1,861	65.0
Current maturities long-term debt	2,411	4,407	(45.3)
Interest payable	431	468	(7.9)
Operating liabilities	20,055	17,366	15.5
Total current liabilities	25,967	24,102	7.7
Long-term debt	37,230	30,916	20.4
Deferred income taxes	3,734	3,863	(3.3)
Labor liabilities	3,254	2,641	23.2
Other liabilities	4,639	8,295	(44.1)
Total liabilities	74,824	69,817	7.2
Total stockholders’ equity	75,773	72,393	4.7
LIABILITIES AND STOCKHOLDERS’ EQUITY	150,597	142,210	5.9
(1) Includes mainly the intangible assets generated by acquisitions.
	March 31, 2007
DEBT MIX	Ps.	% Integration	Average Rate
Denominated in:
Mexican pesos	32,572	76.3%	9.2%
Dollars	8,450	19.8%	6.4%
Colombian pesos	447	1.1%	12.9%
Brazilian Reals	529	1.2%	10.6%
Venezuelan bolivars	540	1.2%	9.9%
Argentinan pesos	173	0.4%	9.8%
Total debt	42,711	100.0%	8.7%

Fixed rate(1)	32,267	75.5%
Variable rate(1)	10,444	24.5%

% of Total Debt	2007	2008	2009	2010	2011	2012	2013+
DEBT MATURITY PROFILE	11.2%	15.2%	13.0%	11.5%	9.7%	22.8%	16.6%
(1) Includes the effect of interest rate swaps.

April 30, 2007

Coca-Cola FEMSA
Results of Operations
For the first quarter of:
Expressed in Millions of Pesos as of March 31, 2007

	2007	% of rev.	2006	% of rev.	% Increase
Total revenues	15,020	100.0	13,750	100.0	9.2
Cost of sales	8,002	53.3	7,184	52.2	11.4
Gross profit	7,018	46.7	6,566	47.8	6.9
Administrative expenses	780	5.2	799	5.8	(2.5)
Selling expenses	3,964	26.4	3,715	27.1	6.7
Operating expenses	4,744	31.6	4,514	32.9	5.1
Income from operations	2,274	15.1	2,052	14.9	10.8
Depreciation	381	2.5	379	2.8	0.5
Amortization & other	330	2.3	326	2.4	1.2
EBITDA	2,985	19.9	2,757	20.1	8.3
Capital expenditures	530		452		17.3

Sales volumes
(Millions of unit cases)
Mexico	251.7	50.5	246.0	52.8	2.3
Central America	31.4	6.3	27.9	6.0	12.7
Colombia	47.9	9.6	42.1	9.0	13.8
Venezuela	49.3	9.9	41.0	8.8	20.3
Brazil	72.5	14.5	67.8	14.6	7.0
Argentina	46.0	9.2	41.2	8.8	11.5
Total	498.8	100.0	466.0	100.0	7.0

April 30, 2007

FEMSA Cerveza
Results of Operations
For the first quarter of:
Expressed in Millions of Pesos as of March 31, 2007

	2007	% of rev.	2006	% of rev.	% Increase
Sales:
Mexico	5,559	68.4	5,366	68.4	3.6
Brazil	1,169	14.4	1,068	13.6	9.5
Export	691	22.9	648	21.9	6.6
Beer sales	7,419	91.3	7,082	90.3	4.8
Other revenues	710	8.7	762	9.7	(6.8)
Total revenues	8,129	100.0	7,844	100.0	3.6
Cost of sales	3,813	46.9	3,387	43.2	12.6
Gross profit	4,316	53.1	4,457	56.8	(3.2)
Administrative expenses	1,024	12.6	970	12.4	5.6
Selling expenses	2,816	34.6	2,364	30.1	19.1
Operating expenses	3,840	47.2	3,334	42.5	15.2
Income from operations	476	5.9	1,123	14.3	(57.6)
Depreciation	404	5.0	402	5.1	0.5
Amortization & other	565	6.9	603	7.7	(6.3)
EBITDA	1,445	17.8	2,128	27.1	(32.1)
Capital expenditures	877	0.0	605	0.0	45.0

Sales volumes (Thousand hectoliters)
Mexico	5,658.1	65.2	5,514.3	67.2	2.6
Brazil	2,337.4	26.9	2,044.0	24.9	14.4
Exports	682.5	7.9	644.9	7.9	5.8
Total	8,678.0	100.0	8,203.1	100.0	5.8

Price per hectoliter
Mexico	982.5		973.1		1.0
Brazil	500.1		522.5		(4.3)
Exports	1,012.5		1,004.9		0.8
Total	854.9		863.3		(1.0)

April 30, 2007

FEMSA Comercio
Results of Operations
For the first quarter of:
Expressed in Millions of Pesos as of March 31, 2007

	2007	% of rev.	2006	% of rev.	% Increase
Total revenues	8,940	100.0	7,840	100.0	14.0
Cost of sales	6,562	73.4	5,809	74.1	13.0
Gross profit	2,378	26.6	2,031	25.9	17.1
Administrative expenses	189	2.1	164	2.1	15.2
Selling expenses	1,931	21.6	1,676	21.4	15.2
Operating expenses	2,120	23.7	1,840	23.5	15.2
Income from operations	258	2.9	191	2.4	35.1
Depreciation	123	1.4	99	1.3	24.2
Amortization & other	105	1.1	88	1.1	19.3
EBITDA	486	5.4	378	4.8	28.6
Capital expenditures	380		247		53.8

Information of Convenience Stores
Total stores	4,938		4,214		17.2
Net new convenience stores:
vs. March prior year	724		651		11.2
vs. December prior year	91		73		24.7
Same store data: (1)
Sales (thousands of pesos)	590.1		570.2		3.5
Traffic	20.7		19.8		4.5
Ticket	28.5		28.7		(1.0)
(1) Monthly average information per store, considering same stores with at least 13 months of operations.

April 30, 2007

FEMSA
Macroeconomic Information

	Inflation		Exchange Rate as of March 31, 2007
	March 05 - March 06	December 06 - March 07	Per USD	Per Mx. Peso
Mexico	4.21%	1.02%	11.0507	1.0000
Colombia	5.78%	3.18%	2,190.3000	0.0050
Venezuela	18.47%	2.63%	2,150.0000	0.0051
Brazil	3.17%	1.24%	2.0504	5.3895
Argentina	9.12%	2.23%	3.1000	3.5647

April 30, 2007

2007 FIRST-QUARTER RESULTS

	First Quarter
	2007	2006	Δ%
Total Revenues	15,020	13,750	9.2%
Gross Profit	7,018	6,565	6.9%
Operating Income	2,274	2,052	10.8%
Majority Net Income	1,145	969	18.2%
EBITDA(1)	2,985	2,756	8.3%

Net Debt (2) (3)	14,269	14,942	-4.5%

EBITDA (1) / Interest Expense	6.17	5.03
Earnings per Share	0.62	0.52
Expressed in million of Mexican pesos with purchasing power as of March 31, 2007
(1) EBITDA = Operating income + Depreciation + Amortization & Other Non-cash Charges.
See reconciliation table on page 10.
(2) Net Debt = Total Debt - Cash
(3) Figures for 2006 are as of December 31, 2006.

•
Total revenues reached Ps. 15,020 million in the first quarter of 2007 an increase of 9.2% as compared to the first quarter of 2006. The first time that the operations outside of Mexico generated more than 50% of consolidated revenues.

•
Our consolidated operating income increased 10.8% to Ps. 2,274 million for the first quarter of 2007, mainly driven by higher profitability in the operations outside of Mexico. Our operating margin was 15.1% for the first quarter of 2007. The first time since the acquisition of Panamco that the operations outside of Mexico represented almost half of the operating income.

•	Consolidated majority net income increased 18.2% to Ps. 1,145 million, resulting in earnings per share of Ps. 0.62 for the first quarter of 2007.

Mexico City (April 27, 2007), Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest Coca-Cola bottler in Latin America and the second-largest Coca-Cola bottler in the world in terms of sales volume, announces results for the first quarter 2007.

“Today more than ever our performance is driven by our balanced, geographically diversified portfolio of assets—which serves more than 184 million consumers across nine countries in Latin America. For the first quarter, we produced double-digit top-line growth in almost everyone of our company’s markets thanks to our powerful array of brands and well-tailored multi-segmentation strategies, driven by a strong nine percent volume growth of the Coca-Cola brand. This growth, combined with our operating leverage, more than compensated for sweetener cost pressures in Mexico and resulted in a double-digit increase in operating income for the quarter. Moreover, our strong balance sheet enables us to continue to seek out additional value-creation opportunities,” said Carlos Salazar Lomelín, Chief Executive Officer of the Company.

April 30, 2007

CONSOLIDATED RESULTS

Our consolidated total revenues increased 9.2% to Ps. 15,020 million in the first quarter of 2007, compared to the first quarter of 2006 as a result of increases in all of our territories. Our consolidated average price per unit case increased 1.9% to Ps. 29.54 (US$ 2.67) compared to the first quarter of 2006 as a result of average price increases in the majority of our operations.

Total sales volume increased 7.1% to 498.8 million unit cases in the first quarter of 2007 as compared to the same period of 2006, cycling 7.5% growth in the prior year, mainly driven by a 9.0% volume growth of the Coca-Cola brand, which accounted for more than 75% of our total incremental volumes during the quarter. Carbonated soft drinks sales volume grew 6.8% to 421 million unit cases, driven by incremental volumes across all of our territories.

Our gross profit increased 6.9% to Ps. 7,018 million in the first quarter of 2007, compared to the first quarter of 2006, driven by increases in all of our operations, except for Mexico. Gross margin decreased 100 basis points to 46.7% in the first quarter of 2007 from 47.7% in the same period of 2006, due to a 4% increase in our average cost per unit case resulting from increases in our sweetener cost mainly in Mexico.

Our consolidated operating income increased 10.8% to Ps. 2,274 million in the first quarter of 2007. Double-digit increases in operating income in all our operations more than compensated for the decline in Mexico. Our operating margin was 15.1% in the first quarter of 2007, an improvement of 20 basis points as a result of higher fixed-cost absorption due to incremental revenues in spite of a gross margin reduction.

As we mentioned in our fourth-quarter 2006 press release, after an extensive analysis conducted by a third-party on the current conditions and expected useful life of our cooler inventories, now for the rest of our territories other than Mexico, we decided to modify the useful life of our coolers from five to seven years in Guatemala, Costa Rica, Colombia, Brazil and Argentina in the first quarter 2007. We made this decision based on the benefit of KOF´s maintenance policy and our ability to better manage our cooler platform. This modification reduced non-cash items in these operations and increased our operating income by Ps. 14 million on a consolidated basis.

Beginning in 2007, accordingly to the Mexican Financial Reporting Standards, we recorded the employee profit sharing in the other expenses line, instead of being recorded in the income tax line. For comparison purposes we are presenting 2006 information with this change, which amounted to Ps. 71 million in the first quarter of 2006 and Ps. 97 million in the same period of 2007.

Our integral cost of financing declined by 44.6% in the first-quarter of 2007 to Ps. 279 million as compared to the same period of 2006, mainly driven by lower interest expenses due to a decline in our debt position year over year and higher interest income driven by the increase in our cash balance; and a reduction in the foreign exchange loss resulting from the depreciation of the Mexican peso against the U.S. dollar as applied to a lower net liability position denominated in foreign currency.

During the first quarter of 2007 income tax, as a percentage of income before taxes, was 34.1% as compared to 33.0% in the same quarter of 2006.

Our consolidated majority net income increased by 18.2% to Ps. 1,145 million in the first quarter of 2007, compared to the first quarter of 2006. An increase in operating income combined with a reduction in our integral cost of financing, more than offset increases in other expenses. Earnings per share (“EPS”) were Ps. 0.62 (US$ 0.56 per ADR) computed on the basis of 1,846.5 million shares outstanding (each ADR represents 10 local shares).

April 30, 2007

BALANCE SHEET

As of March 31, 2007, Coca-Cola FEMSA had a cash balance of Ps. 7,758 million (US$ 703 million), an increase of Ps. 3,104 million (US$ 281 million), compared to December 31, 2006, resulting from the issuance of new debt to pay down our KOF 03 “Certificado Bursátil” maturing in April 2007 and from internal cash generation.

Total short-term debt, including interests to be paid, was Ps. 3,303 million (US$ 299 million) and long-term debt was Ps. 18,724 million (US$ 1,696 million), an increase of Ps. 2,431 million (US$ 220 million) compared with year end 2006, as a result of the issuance of the above mentioned new debt. Net debt decreased approximately Ps. 673 million (US$ 61 million) compared to year end of 2006, due to bank debt prepayment.

During the first quarter, we successfully issued Ps. 3,000 million (US$ 272 million) in 5 year “Certificados Bursátiles” in the Mexican market at a rate of 28-day TIIE minus 6 basis points. A portion of the proceeds from this issuance will be used to refinance our KOF 03 “Certificado Bursátil” coming due in April 2007 and for the financing of the acquisition of Jugos del Valle, once all necessary regulatory approvals take place.

The weighted average cost of debt for the quarter was 8.01%. The following charts sets forth the Company’s debt profile by currency and interest rate type and by maturity date as of March 31, 2007:

Currency	% Total Debt(2)	% Interest Rate Floating(2)
U.S. dollars	42.6%	54.1%
Mexican pesos	51.4%	18.1%
Colombian pesos	1.1%	71.5%
Other (1)	4.9%	0.0%

(1)	Includes the equivalent of US$ 47.9 million denominated in Argentine pesos, and US$ 48.9 million denominated in Venezuelan bolivares.
(2)	After giving effect to cross-currency swaps.

Debt maturity Profile

	2007	2008	2009	2010	2011	2012 +
% of Total Debt	13.7%	18.4%	16.9%	4.6%	0.3%	46.2%

Consolidated Statement of Changes in Financial Position
Expressed in million of Mexican pesos and U.S. dollars as of March 31, 2007

	Jan - Mar 2007
	Ps.	USD
Net income	1,205	109
Non cash charges to net income	645	58
	1,850	167
Change in working capital	386	35
NRGOA(1)	2,236	202
Total investments	(503)	(46)
Dividends declared	(809)	(73)
Debt increase	2,428	220
Deferred taxes and others	(248)	(22)
Increase in cash and cash equivalents	3,104	281
Cash and cash equivalents at begining of period	4,654	421
Cash and cash equivalents at end of period	7,758	702
(1) Net Resources Generated by Operating Activities

April 30, 2007

MEXICAN OPERATING RESULTS

Revenues

Total revenues from our Mexican territories increased 0.8% to Ps. 7,087 million in the first quarter of 2007, as compared to the same period of the previous year. Sales volume growth compensated for lower average price per unit case. Average price per unit case declined 1.7% to Ps. 28.01 (US$ 2.54), as compared to the first quarter of 2006, driven by lower prices per unit case in carbonated soft drinks and incremental volumes from jug water, which carry lower average price per unit case. Excluding Ciel water volume in 5.0, 19.0 and 20.0-liter packaging presentations, our average price per unit case was Ps. 32.76 (US$ 2.97) a 0.7% decline in real terms as compared to the same period of 2006.

Total sales volume increased 2.3% to 251.7 million unit cases in the first quarter of 2007, as compared to the first quarter of 2006, resulted from (i) a 0.7% sales volume growth in carbonated soft drinks, driven by a 4.5% increase in the Coca-Cola brand, including the recent introduction of Coca-Cola Zero (ii) a 5.9% sales volume growth in jug water, and (iii) incremental volumes in non-flavored bottled water in single serve presentations. The non-carbonated beverage segment excluding non-flavored bottled water grew almost 35% in the first quarter of 2007 as compared to the same period of 2006, driven by strong volume growth from the no-calorie flavored-water under the Ciel brand and Powerade, an isotonic beverage.

Operating Income

Our gross profit declined by 3.8% to Ps. 3,583 million in the first quarter of 2007 as compared to the same period of 2006. Gross margin declined from 53.0% in the first quarter of 2006 to 50.6% in the same period of 2007, mainly resulting from an increase in the average cost per unit case driven by higher sweetener cost, which was partially offset by a decline in resin prices.

Operating leverage achieved during the quarter was offset by higher sweetener costs resulting in an operating income decline of 10.7% in the first quarter of 2007, as compared to the same period of 2006. Our operating margin was 16.8% in the first quarter of 2007, a decline of 220 basis points as compared to the first quarter of 2006, due to the gross margin decline.

April 30, 2007

CENTRAL AMERICAN OPERATING RESULTS (Guatemala, Nicaragua, Costa Rica and Panama)

Revenues

Total revenues reached Ps. 1,125 million in the first quarter of 2007, an increase of 17.1% as compared to the same period of 2006. Volume growth accounted for more than 80% of our incremental revenues in the quarter and higher average prices accounted for the balance. Average price per unit case increased by 2.9% to Ps. 35.71 (US$ 3.23) in the first quarter of 2007, as compared to the first quarter of 2006, mainly as a result of price increases implemented during the last twelve months throughout the region combined with strong volume growth in single serve presentations, which carry higher average price per unit case.

Total sales volume in our Central American territories grew 13.4% to 31.4 million unit cases in the first quarter of 2007, as compared to the same period of 2006, resulting from incremental volumes in each of our Central American territories. Incremental volumes of the Coca-Cola brand accounted for close to 50% of the growth, and flavored carbonated soft drinks and non-carbonated beverages, including bottled water, contributed almost equally to the balance. In the first quarter 2007 non-carbonated beverages, excluding non-flavored bottled water, increased 50% as compared to the same period of 2006 due to strong growth of Hi-C, a juice based product.

Operating Income

Gross profit increased by 19.6% in the first quarter of 2007, as compared to the same period of 2006, to Ps. 525 million as a result of operating leverage due to higher revenues. Higher packaging costs coming from a shift in the packaging mix towards non-returnable presentations and sweetener price increases were more than offset by higher revenues and lower polyethylene terephtalate (“PET”) bottle prices resulting in a gross margin improvement of 100 basis points to 46.7% in the first quarter of 2007.

Our operating income increased 46.4% to Ps. 161 million in the first quarter of 2007, as compared to the first quarter of 2006, driven by higher fixed cost absorption resulting from operating leverage. Our operating margin reached 14.3% in the first quarter of 2007, an improvement of 290 basis points as compared to the same period of 2006 due to improvements in the gross margin and the operating leverage achieved.

COLOMBIAN OPERATING RESULTS

Revenues

Total revenues increased 22.7% to Ps. 1,588 million in the first quarter of 2007, as compared to the first quarter of 2006. Higher volumes drove over 60% of this growth, and higher average prices represented the majority of the balance. Our average price per unit case grew 7.6% to Ps. 33.16 (US$ 3.00), as a result of price increases implemented in the previous quarters and a mix shift towards higher average price per unit case products.

Total sales volume in the first quarter of 2007 grew 14.0%, as compared to the same period of 2006, to 47.9 million unit cases. Carbonated soft drinks volume growth accounted for almost 85% of the incremental volume in the quarter, mainly driven by the Coca-Cola brand with non-flavored water accounting for the majority of the balance. Non-carbonated beverages, excluding non-flavored water, increased over 70% from a low base during the quarter.

Operating Income

Our gross profit increased 29.0% to Ps. 742 million in the first quarter of 2007, as compared to the same period of the previous year. Higher revenues, operating efficiencies and the appreciation of the Colombian peso as applied to our U.S. dollar denominated raw materials, more than offset higher packaging costs due to a shift in packaging mix to non-returnable presentations, resulting in a gross margin expansion of 230 basis points from 44.4% in the first quarter of 2006 to 46.7% in the first quarter of 2007.

Operating expenses declined by 380 basis points as percentage of total revenues, due to operating leverage achieved by higher revenues as compared to the same period of 2006. Operating income increased 94.8% to Ps. 261 million in the first quarter of 2007, as compared to the same period of 2006, resulting in margin improvement of 600 basis points reaching an operating margin of 16.4%.

April 30, 2007

VENEZUELAN OPERATING RESULTS

Revenues
Total revenues from our Venezuelan operations increased 24.9% to Ps. 1,916 million in the first quarter of 2007, as compared to the same period of 2006. Volume growth accounted for over 80% of the incremental revenues during the quarter and an average price improvement for the balance. Our average price was Ps. 38.82 (US$ 3.53) in the first quarter of 2007.

Total sales volume increased 20.2% to 49.3 million unit cases during the first quarter of 2007, as compared to the same quarter of 2006. Carbonated soft drinks sales volume increased more than 25% in the first quarter of 2007 as compared to the same period of 2006, the Coca-Cola brand contributed over 70% of the growth and the flavored soft drinks accounted for the balance. Non-carbonated beverages, excluding non-flavored water, grew 9.4% in the quarter compared to the first quarter of 2006; driven by incremental volumes of Nestea, a ready to drink iced-tea.

Operating Income

Gross profit reached Ps. 760 million an increase of 28.8% in the first quarter of 2007, as compared to the same period of the previous year. In spite of the increase in the average cost per unit case driven by higher raw material prices, our gross margin improved 120 basis points from 38.5% in the first quarter of 2006 to 39.7% in the same period of 2007, due to higher revenues.

Operating income reached Ps. 109 million, in the first quarter of 2007, a significant increase from a small base, as compared to the same period of the previous year, resulting in an operating margin improvement of 460 basis points to 5.7%. Operating expenses as percentage of total revenues declined from 37.4% in the first quarter of 2006 to 34.0% in the same period of 2007 due to higher fixed-cost absorption driven by higher revenues.

ARGENTINE OPERATING RESULTS

Revenues

In Argentina, our total revenues reached Ps. 987 million in the first quarter of 2007, mainly driven by an 11.8% sales volume growth. Volume growth accounted for 60% of the incremental revenues during the quarter and average price improvements for the balance. During the quarter, average price per unit case reached Ps. 21.24 (US$ 1.92), driven by a product mix shift towards our core brands, which carry higher average prices per unit case, offsetting sales volume decline of value protection brands, which carry lower average prices. Average price per unit case in Argentina continue to be the lowest among our different territories.

In the first quarter of 2007, total sales volume increased 11.8% to 46.0 million unit cases, as compared to the same period of 2006. Incremental volumes from our core carbonated soft drinks, driven by an almost 15% growth of the Coca-Cola brand, including the introduction of Coca-Cola Zero, contributed to almost 80% of the incremental volumes. Sales volume of non-carbonated beverages, excluding non-flavored bottled water, almost doubled its size in the quarter from a small base reaching over 3.0% of our total sales volume in the first quarter of 2007 as compared to 1.7% in the same period of the previous year.

Operating Income

Gross profit increased 24.3% to Ps. 404 million in the first quarter of 2007, as compared to the first quarter of 2006. Higher sweetener costs were compensated by lower cost of PET bottles, resulting in a gross margin improvement of 120 basis points to 40.9%, as compared to the first quarter of 2006.

Operating expenses increased 18.3% in the first quarter of 2007 mainly due to higher freight costs and salary expenses. Higher revenues more than offset incremental expenses resulting in an increase in operating income of 35.7% to Ps. 152 million in the first quarter of 2007, as compared to the same period of 2006. Our operating income margin improved 170 basis points to 15.4%.

April 30, 2007

BRAZILIAN OPERATING RESULTS

Revenues

Net revenues increased 10.3% to Ps. 2,312 million in the first quarter of 2007, as compared to the same period of 2006. Excluding beer, net revenues increased 9.9% to Ps. 2,083 million in the first quarter of 2007, as compared to the same period of 2006, with volume growth accounting for over 70% of the incremental net revenues and average price improvement accounting for the balance. Excluding beer, average price per unit case increased 2.7% to Ps. 28.71 (US$ 2.60) during the first quarter of 2007, driven by product mix shift towards our core brands, which carry a higher average per unit case prices than our value protection brands. Total revenues from beer were Ps. 230 million in the first quarter of 2007.

Sales volume, excluding beer, increased 7.0% to 72.5 million unit cases in the first quarter of 2007, as compared to the first quarter of 2006. Carbonated soft drinks sales volume growth accounted for over 90% of the incremental volumes, driven by the Coca-Cola brand. Non-carbonated beverages, excluding non-flavored bottled water, almost doubled its size from a small base reaching 1.7% of our total sales volume, driven by the introduction of Aquarius, a no-calorie flavored water, combined with strong performance of Minute Maid Mais, the juice based products.

Operating Income

In the first quarter of 2007, our gross profit increased by 10.0% to Ps. 1,004 million, as compared to the same period of the previous year. Higher revenues compensated an increase in average cost per unit case, resulting in a gross margin improvement of 10 basis points to 43.3% in the first quarter of 2007.

Our operating expenses as percentage of total revenues declined from 27.0% in the first quarter 2006 to 26.2% in the same period of 2007, due to higher fixed cost absorption driven by incremental revenues. Operating income reached Ps. 397 million in the first quarter of 2007, an increase of 16.1% as compared to the same quarter of 2006.

April 30, 2007

CONFERENCE CALL INFORMATION

Our first-quarter 2007 Conference Call will be held on: April 27, 2007, at 11:00 A.M. Eastern Time (10:00 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 866-700-7477 and International: 617-213-8840. We invite investors to listen to the live audiocast of the conference call on the Company’s website, www.coca-colafemsa.com

If you are unable to participate live, an instant replay of the conference call will be available through May 5, 2007. To listen to the replay, please dial: Domestic U.S.: 888-286-8010 or International: 617-801-6888. Pass code: 98344233.

❖ ❖ ❖

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and southeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul and part of the state of Goias) and Argentina (federal capital of Buenos Aires and surrounding areas), along with bottled water, beer and other beverages in some of these territories. The Company has 31 bottling facilities in Latin America and serves over 1,500,000 retailers in the region. The Coca-Cola Company owns a 31.6% equity interest in Coca-Cola FEMSA.

❖ ❖ ❖

Figures for the Company’s operations in Mexico and its consolidated international operations were prepared in accordance with Mexican financial reporting standards (Mexican FRS). All figures are expressed in constant Mexican pesos with purchasing power at March 31, 2007. For comparison purposes, 2006 and 2007 figures from the Company’s operations have been restated taking into account local inflation of each country with reference to the consumer price index and converted from local currency into Mexican pesos using the official exchange rate at the end of the period published by the local central bank of each country. In addition, all comparisons in this report for the first quarter of 2007, which ended on March 31, 2007, are made against the figures for the comparable period in 2006, unless otherwise noted.

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance and should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control that could materially impact the Company’s actual performance.

References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

U.S. dollar amounts in this report solely for the convenience of the reader have been translated from Mexican pesos at the noon day buying rate for pesos as published by the Federal Reserve Bank of New York at March 30, 2007, which exchange rate was Ps. 11.0427 to $1.00.

❖ ❖ ❖

(6 pages of tables to follow)

April 30, 2007

Consolidated Balance Sheet
Expressed in million of Mexican pesos with purchasing power as of March 31, 2007

Assets	Mar 07		Dec 06
Current Assets
Cash and cash equivalents	Ps.	7,758	Ps.	4,654
Total accounts receivable		2,778		3,050
Inventories		3,104		2,880
Prepaid expenses and other		1,057		886
Total current assets		14,697		11,470
Property, plant and equipment
Property, plant and equipment		34,822		34,825
Accumulated depreciation		(15,812)		(15,617)
Bottles and cases		1,177		1,208
Total property, plant and equipment, net		20,187		20,416
Investment in shares and other		439		448
Deferred charges, net		1,762		1,809
Intangibles assets and other assets		42,816		42,420
Total Assets	Ps.	79,901	Ps.	76,563

Liabilities and Stockholders' Equity		Mar 07		Dec 06
Current Liabilities
Short-term bank loans and notes	Ps.	3,303	Ps.	3,242
Interest payable		268		273
Suppliers		4,764		5,330
Other current liabilities		4,661		3,556
Total Current Liabilities		12,996		12,401
Long-term bank loans		18,724		16,354
Pension plan and seniority premium		903		882
Other liabilities		4,331		5,101
Total Liabilities		36,954		34,738
Stockholders' Equity
Minority interest		1,344		1,252
Majority interest:
Capital stock		3,034		3,034
Additional paid in capital		12,981		12,981
Retained earnings of prior years		26,831		22,619
Net income for the period		1,145		5,020
Cumulative results of holding non-monetary assets		(2,388)		(3,081)
Total majority interest		41,603		40,573
Total stockholders' equity		42,947		41,825
Total Liabilities and Equity	Ps.	79,901	Ps.	76,563

April 30, 2007

Consolidated Income Statement
Expressed in million of Mexican pesos(1) with purchasing power as of March 31, 2007

	1Q 07	% Rev	1Q 06	% Rev	Δ%
Sales Volume (million unit cases)	498.8		465.6		7.1%
Average price per unit case	29.54		28.98		1.9%
Net revenues	14,961		13,696		9.2%
Other operating revenues	59		54		9.3%
Total revenues	15,020	100%	13,750	100%	9.2%
Cost of sales	8,002	53.3%	7,185	52.3%	11.4%
Gross profit	7,018	46.7%	6,565	47.7%	6.9%
Operating expenses	4,744	31.6%	4,513	32.8%	5.1%
Operating income	2,274	15.1%	2,052	14.9%	10.8%
Other expenses, net	166		46		260.9%
Interest expense	484		548		-11.7%
Interest income	134		81		65.4%
Interest expense, net	350		467		-25.1%
Foreign exchange loss	93		171		-45.6%
Gain on monetary position	(194)		(170)		14.1%
Unhedged derivative instrument loss	30		36		-16.7%
Integral cost of financing	279		504		-44.6%
Income before taxes	1,829		1,502		21.8%
Taxes	624		496		25.8%
Consolidated net income	1,205		1,006		19.8%
Majority net income	1,145	7.6%	969	7.0%	18.2%
Minority net income	60		37		62.2%
Operating income	2,274	15.1%	2,052	14.9%	10.8%
Depreciation	381		379		0.5%
Amortization and Other non-cash charges (2)	330		325		1.5%
EBITDA (3)	2,985	19.9%	2,756	20.0%	8.3%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation +Amortization & Other non-cash charges.

April 30, 2007

Mexican operations
Expressed in million of Mexican pesos(1) with purchasing power as of March 31, 2007

	1Q 07	% Rev	1Q 06	% Rev	Δ%
Sales Volume (million unit cases)	251.7		246.0		2.3%
Average price per unit case	28.01		28.49		-1.7%
Net revenues	7,050		7,008		0.6%
Other operating revenues	37		23		60.9%
Total revenues	7,087	100.0%	7,031	100.0%	0.8%
Cost of sales	3,504	49.4%	3,308	47.0%	5.9%
Gross profit	3,583	50.6%	3,723	53.0%	-3.8%
Operating expenses	2,389	33.7%	2,386	33.9%	0.1%
Operating income	1,194	16.8%	1,337	19.0%	-10.7%
Depreciation, Amortization & Other non-cash charges (2)	406	5.7%	403	5.7%	0.7%
EBITDA (3)	1,600	22.6%	1,740	24.7%	-8.0%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

Central American operations
Expressed in million of Mexican pesos(1) with purchasing power as of March 31, 2007

	1Q 07	% Rev	1Q 06	% Rev	Δ%
Sales Volume (million unit cases)	31.4		27.7		13.4%
Average price per unit case	35.71		34.69		2.9%
Net revenues	1,122		961		16.8%
Other operating revenues	3		-		N.A.
Total revenues	1,125	100.0%	961	100.0%	17.1%
Cost of sales	600	53.3%	522	54.3%	14.9%
Gross profit	525	46.7%	439	45.7%	19.6%
Operating expenses	364	32.4%	329	34.2%	10.6%
Operating income	161	14.3%	110	11.4%	46.4%
Depreciation, Amortization & Other non-cash charges (2)	55	4.9%	56	5.8%	-1.8%
EBITDA (3)	216	19.2%	166	17.3%	30.1%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

April 30, 2007

Colombian operations
Expressed in million of Mexican pesos(1) with purchasing power as of March 31, 2007

	1Q 07	% Rev	1Q 06	% Rev	Δ%
Sales Volume (million unit cases)	47.9		42.0		14.0%
Average price per unit case	33.16		30.81		7.6%
Net revenues	1,588		1,294		22.7%
Other operating revenues	-		-		N.M.
Total revenues	1,588	100.0%	1,294	100.0%	22.7%
Cost of sales	846	53.3%	719	55.6%	17.7%
Gross profit	742	46.7%	575	44.4%	29.0%
Operating expenses	481	30.3%	441	34.1%	9.1%
Operating income	261	16.4%	134	10.4%	94.8%
Depreciation, Amortization & Other non-cash charges (2)	78	4.9%	78	6.0%	0.0%
EBITDA (3)	339	21.3%	212	16.4%	59.9%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

Venezuelan operations
Expressed in million of Mexican pesos(1) with purchasing power as of March 31, 2007

	1Q 07	% Rev	1Q 06	% Rev	Δ%
Sales Volume (million unit cases)	49.3		41.0		20.2%
Average price per unit case	38.82		37.29		4.1%
Net revenues	1,913		1,529		25.1%
Other operating revenues	3		5		-40.0%
Total revenues	1,916	100.0%	1,534	100.0%	24.9%
Cost of sales	1,156	60.3%	944	61.5%	22.5%
Gross profit	760	39.7%	590	38.5%	28.8%
Operating expenses	651	34.0%	573	37.4%	13.6%
Operating income	109	5.7%	17	1.1%	541.2%
Depreciation, Amortization & Other non-cash charges (2)	74	3.9%	80	5.2%	-7.5%
EBITDA (3)	183	9.6%	97	6.3%	88.7%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

April 30, 2007

Argentine operations
Expressed in million of Mexican pesos(1) with purchasing power as of March 31, 2007

	1Q 07	% Rev	1Q 06	% Rev	Δ%
Sales Volume (million unit cases)	46.0		41.1		11.8%
Average price per unit case	21.24		19.64		8.2%
Net revenues	976		807		20.9%
Other operating revenues	11		12		-8.3%
Total revenues	987	100.0%	819	100.0%	20.5%
Cost of sales	583	59.1%	494	60.3%	18.0%
Gross profit	404	40.9%	325	39.7%	24.3%
Operating expenses	252	25.5%	213	26.0%	18.3%
Operating income	152	15.4%	112	13.7%	35.7%
Depreciation, Amortization & Other non-cash charges (2)	49	5.0%	42	5.1%	16.7%
EBITDA (3)	201	20.4%	154	18.8%	30.5%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

Brazilian operations
Expressed in million of Mexican pesos(1) with purchasing power as of March 31, 2007

	1Q 07 (2)	% Rev	1Q 06 (3)	% Rev	Δ%
Sales Volume (million unit cases)	72.5		67.8		7.0%
Average price per unit case	28.71		27.96		2.7%
Net revenues	2,312		2,097		10.3%
Other operating revenues	5		14		-64.3%
Total revenues	2,317	100.0%	2,111	100.0%	9.8%
Cost of sales	1,313	56.7%	1,198	56.8%	9.6%
Gross profit	1,004	43.3%	913	43.2%	10.0%
Operating expenses	607	26.2%	571	27.0%	6.3%
Operating income	397	17.1%	342	16.2%	16.1%
Depreciation, Amortization & Other non-cash charges (4)	49	2.1%	45	2.1%	8.9%
EBITDA (5)	446	19.2%	387	18.3%	15.2%

(1) Except volume and average price per unit case figures.
(2) Includes beer results except in sales volume and average price per unit case.
(3) Excludes beer results except in other operating revenues, where net proceeds from beer are recorded.
(4) Includes returnable bottle breakage expense.
(5) EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

April 30, 2007

SELECTED INFORMATION

For the three months ended March 31, 2007 and 2006
Expressed in million of Mexican pesos as of March 31, 2007

	1Q 06		1Q 07
Capex	452.5	Capex	530.3
Depreciation	378.9	Depreciation	381.4
Amortization & Other non-cash charges	324.7	Amortization & Other non-cash charges	330.0

VOLUME
Expressed in million unit cases

	1Q 06					1Q 07
	CSD	Water (1)	Jug Water	Other	Total	CSD	Water (1)	Jug Water	Other	Total
Mexico	195.5	11.5	37.1	1.9	246.0	196.9	12.9	39.3	2.6	251.7
Central America	25.3	1.2	0.0	1.2	27.7	28.1	1.5	0.0	1.8	31.4
Colombia	36.8	2.3	2.5	0.4	42.0	41.7	2.8	2.8	0.7	47.9
Venezuela	35.4	2.4	1.1	2.1	41.0	44.4	2.5	0.0	2.3	49.3
Brazil	61.4	5.8	0.0	0.6	67.8	65.7	5.7	0.0	1.2	72.5
Argentina	40.0	0.4	0.0	0.7	41.1	44.4	0.1	0.0	1.4	46.0
Total	394.4	23.6	40.7	6.9	465.6	421.2	25.4	42.1	10.1	498.8

(1) Excludes water presentations larger than 19.0 Lt

March 2007
Macroeconomic Information

	Inflation (1)		Foreign Exchange Rate (local currency per US Dollar) (2)
	LTM	1Q 07	Mar 07	Dec 06	Mar 06

Mexico	4.05%	1.02%	11.0507	10.8755	10.9510
Colombia	4.48%	3.18%	2190.3000	2,238.7900	2289.9800
Venezuela	16.97%	2.63%	2150.0000	2,150.0000	2150.0000
Argentina	9.84%	2.23%	3.1000	3.0620	3.0820
Brazil	2.81%	1.24%	2.0504	2.1380	2.1724

(1) Source: Mexican inflation is published by Banco de México (Mexican Central Bank).
(2) Exchange rates at the end of period are the official exchange rates published by Central Banks in each country.

April 30, 2007